SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 6, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

6 March 2023

Smith & Nephew plc (the "Company")
Annual Financial Report

The following documents have today been posted or otherwise made available to shareholders:

1.       2022 Annual Report

2.       Notice of 2023 Annual General Meeting ("AGM")

3.       Form of Proxy for the 2023 AGM

In accordance with Listing Rule 9.6.1 a copy of each of these documents has been uploaded to the National Storage Mechanism and will be available for viewing shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The 2022 Annual Report on Form 20-F was filed with the SEC earlier today.

Documents will also be made available on the Company's website www.smith-nephew.com/en/about-us/investors/financial-resources and www.smith-nephew.com/en/about-us/investors/shareholder-resources#annual-general-meeting, in hard copy to shareholders and ADS holders and free of charge, upon request to Corporate Affairs, Smith & Nephew plc, Building 5, Croxley Park, Hatters Lane, Watford, WD18 8YE.

In conformity with DTR 6.3.5(1A) the regulated information required under DTR 6.3.5 is available in unedited full text within the 2022 Annual Report as uploaded and available on the National Storage Mechanism and on the Company's website as noted above.

Sarah Carne
DeputyCompany Secretary
Smith & Nephew plc
Tel:  01923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 6, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary